EXHIBIT INDEX

Exhibit No.	Description

99.1	trivago N.V. Reports Second Quarter 2017 Results.

Exhibit 99.1
trivago N.V. Reports Second Quarter 2017 Results

Düsseldorf – August 4, 2017 – trivago N.V. (NASDAQ: TRVG) announced financial results today for the quarter ended June 30, 2017.

Highlights

•
Total revenue increased to €298.3 million in the second quarter of 2017, or 67% year-over-year, compared to €179.0 million in the second quarter of 2016, and increased to €565.9 million in the six months ended June 30, 2017 compared to €338.3 million for the same period in 2016, representing a 67% increase year-over-year

•
The number of Qualified Referrals increased by 59% to 196.4 million in the second quarter of 2017, compared to 123.3 million in the second quarter of 2016, and increased to 373.6 million in the six months ended June 30, 2017, compared to 233.8 million for the same period in 2016, or 60% year-over-year

•	Revenue per Qualified Referral increased by 4% and 5% during the quarter and six months ended June 30, 2017, respectively, compared to the same periods in 2016

•
Net loss decreased to €(3.4) million in the second quarter of 2017, from €(49.9) million in the second quarter of 2016, and turned to net income of €4.3 million in the first six months ended June 30, 2017, compared to €(50.0) million for the same period in 2016

•
Adjusted EBITDA was €3.2 million in the second quarter of 2017, compared to €2.3 million in the second quarter of 2016, reflecting an increase of 39% year-over-year, and increased to €22.5 million in the six months ended June 30, 2017, compared to €10.0 million in the six months ended June 30, 2016, or 125% year-over-year

Financial Summary & Operating Metrics (€ millions unless stated)

	Three months ended June 30,			Six months ended June 30,
Metric	2017	2016	Δ Y/Y	2017	2016	Δ Y/Y
Total Revenue	298.3	179.0	67%	565.9	338.3	67%
Qualified Referrals (in millions)	196.4	123.3	59%	373.6	233.8	60%
Revenue per Qualified Referral (in €)	1.50	1.44	4%	1.50	1.43	5%
Operating income (loss)	(3.0)	(50.0)	n.m.	9.5	(49.7)	n.m.
Net income (loss)	(3.4)	(49.9)	n.m.	4.3	(50.0)	n.m.
Net income (loss) attributable to trivago N.V.	(2.3)	(49.7)	n.m.	2.9	(49.7)	n.m.
Return on Advertising Spend	113%	115%	(160)bps	117%	117%	(40)bps
Adjusted EBITDA (1)	3.2	2.3	39%	22.5	10.0	125%

n.m. - not meaningful
(1) “Adjusted EBITDA” (Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization) is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 18-19 herein for explanations and reconciliations of non-GAAP measures used throughout this release.

Discussion of Results
The following discussion should be considered together with our unaudited financial information included with this release and the section contained in our annual report on Form 20-F for the year ended December 31, 2016, “Item 5. Operating and Financial Review and Prospects”. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") have been omitted from this release.
As used herein, references to “we”, “us”, the “company”, or “trivago”, or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.
We have historically conducted our business through trivago GmbH, and therefore the comparative historical financial information for the three and six months ended June 30, 2016 included herein present the results of operations and financial condition of trivago GmbH and its controlled subsidiaries. In connection with our initial public offering in December 2016, trivago N.V. became the holding company of trivago GmbH, as a result of which the historical consolidated financial statements of trivago GmbH became the historical consolidated financial statements of trivago N.V.

Overview

trivago is a global hotel search platform. Our mission is to “be the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate.” We are focused on reshaping the way travelers search for and compare hotels, while enabling hotel advertisers to grow their businesses by providing access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their hotel search and providing access to a deep supply of hotel information and prices. As of June 30, 2017, we offered access to over 1.8 million hotels in over 190 countries.

We believe that the number of travelers accessing our websites and apps makes us an important and scalable marketing channel for our hotel advertisers, which include OTAs, hotel chains and independent hotels. Additionally, our ability to refine user intent through our search function allows us to provide advertisers with transaction-ready referrals. We generate revenues primarily on a “cost-per-click,” or CPC, basis, whereby an advertiser is charged when a user clicks on an advertised rate for a hotel and is referred to that advertiser’s website where the user can complete the booking.

Referral Revenue, Other Revenue, Qualified Referrals & RPQR

Referral Revenue by Segment & Other Revenue (€ millions)

	Three Months Ended June 30, 2017				Six Months Ended June 30, 2017
	2017	2016	Δ	Δ % Y/Y	2017	2016	Δ	Δ % Y/Y
Americas	115.8	69.2	46.6	67%	218.0	127.1	90.9	72%
Developed Europe	120.6	83.2	37.4	45%	234.1	162.1	72.0	44%
Rest of World	58.6	24.7	33.9	137%	107.2	45.9	61.3	134%
Total Referral Revenue	295.0	177.1	117.9	67%	559.3	335.1	224.2	67%
Other Revenue	3.3	1.9	1.4	74%	6.7	3.3	3.4	104%
Total Revenue	298.3	179.0	119.3	67%	565.9	338.3	227.6	67%

Note: Some figures may not add due to rounding.

Total Revenue increased €119.3 million and €227.6 million during the quarter and six months ended June 30, 2017, respectively, compared to the same periods in 2016, driven by an increase in advertising spend in both periods.

Referral Revenue in the second quarter of 2017 increased significantly to €115.8 million, €120.6 million and €58.6 million, in Americas, Developed Europe and Rest of World (RoW), respectively, or by 67%, 45% and 137%, respectively, as compared to the same period in 2016. This increase was due to strong investment in advertising spend and included continued positive revenue effects from the introduction of our relevance assessment, which assesses the quality of users’ experience after leaving our website. As a reaction to the change, some advertisers compensated for their lower relevance assessments through higher cost-per-click bids. In the final weeks of June 2017, cost-per-click bids normalized as most of our advertisers optimized their websites and bidding strategy in response to the introduction of the relevance assessment. Referral Revenue growth in all segments in the second quarter of 2017 was also positively impacted by the reinvestment of profits into advertising spend, particularly in the Developed Europe segment.

The drivers of Referral Revenue in the quarter ended June 30, 2017 also led to solid growth for the six months ended June 30, 2017, with Referral Revenue increasing 72%, 44% and 134% year-over-year in Americas, Developed Europe and RoW, respectively. The growth in RoW was mainly driven by increased marketing activities in Japan, India and Russia.

At the end of the second quarter of 2017, over 310,000 hoteliers engaged directly with our platform through Hotel Manager, of which over 33,000 subscribed to Hotel Manager Pro. trivago receives a fee for Hotel Manager Pro subscriptions, driving the 74% and 104% growth in Other Revenue in the second quarter and the first six months of 2017, respectively, as compared to the same periods in 2016.

Qualified Referrals by Segment (in millions)

	Three Months Ended June 30				Six Months Ended June 30
	2017	2016	Δ	Δ % Y/Y	2017	2016	Δ	Δ % Y/Y
Americas	52.0	33.3	18.7	56%	107.5	66.9	40.6	61%
Developed Europe	82.1	60.6	21.5	35%	155.7	115.1	40.6	35%
Rest of World	62.4	29.4	33.0	112%	110.6	51.8	58.8	114%
Total	196.4	123.3	73.1	59%	373.6	233.8	139.8	60%

Note: Some figures may not add due to rounding.

Qualified Referrals (QRs) increased across all segments with 52.0 million, 82.1 million and 62.4 million QRs in Americas, Developed Europe and RoW, respectively, in the second quarter of 2017. In the six months ended June 30, 2017, the growth rates were 61%, 35% and 114% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2016. The growth rates reflected an increased awareness of our brand, continued strong TV advertising spend and an increased investment in performance marketing channels.

Revenue Per Qualified Referrals (RPQR) by Segment (in €)

	Three Months Ended June 30			Six Months Ended June 30
	2017	2016	Δ % Y/Y	2017	2016	Δ % Y/Y
Americas	2.23	2.08	7%	2.03	1.90	7%
Developed Europe	1.47	1.37	7%	1.50	1.41	6%
Rest of World	0.94	0.84	12%	0.97	0.89	9%
Consolidated RPQR	1.50	1.44	4%	1.50	1.43	5%

During the second quarter of 2017, Revenue per Qualified Referral (RPQR) continued to be positively impacted by the introduction of the relevance assessment in our marketplace algorithm, which was one of the drivers of the 4% and 5% growth in RPQR during the quarter and six months ended June 30, 2017, respectively, as compared to the same periods in 2016. In both periods, all segments showed higher growth rates than the consolidated average due to the increased weighting of the lower RPQR in our RoW segment.
As mentioned above, during the final weeks of June 2017, cost-per-click bids normalized as most of our advertisers optimized their websites and bidding strategy in response to the introduction of the relevance assessment.

Expenses

	Costs and Expenses			As a % of Revenue
	Three Months Ended June 30			Three Months Ended June 30
	2017	2016	Δ % Y/Y	2017	2016	Δ in bps
	(€ millions)
Cost of revenue	1.4	1.4	—%	0%	1%	(77)
of which share-based compensation	0.0	0.7
Selling and marketing	275.3	172.5	60%	92%	96%	(440)
of which share-based compensation	0.9	9.3
Technology and content	13.0	22.9	(43)%	4%	13%	(878)
of which share-based compensation	1.0	14.8
General and administrative	11.2	29.7	(62)%	4%	17%	(1,257)
of which share-based compensation	2.1	23.8
Amortization of intangible assets	0.4	2.5	(84)%	0%	1%	(141)
Total costs and expenses	301.3	229.0	32%	100%	128%	(2,693)

	Costs and Expenses			As a % of Revenue
	Six Months Ended June 30			Six Months Ended June 30
	2017	2016	Δ % Y/Y	2017	2016	Δ in bps
	(€ millions)
Cost of revenue	2.5	2.1	19%	0%	1%	(62)
of which share-based compensation	0.1	0.7
Selling and marketing	506.8	312.6	62%	90%	92%	(241)
of which share-based compensation	1.9	9.5
Technology and content	24.7	30.5	(19)%	4%	9%	(502)
of which share-based compensation	2.0	14.8
General and administrative	20.1	34.0	(41)%	4%	10%	(605)
of which share-based compensation	3.4	23.8
Amortization of intangible assets	2.4	8.8	(73)%	0%	3%	(260)
Total costs and expenses	556.4	388.1	43%	98%	115%	(1,670)

Note: Some figures may not add due to rounding.

Share-based compensation
Share-based compensation was €4.1 million in the quarter ended June 30, 2017, compared to €48.6 million in the second quarter of 2016. Share-based compensation was €7.4 million in the six months ended June 30, 2017 compared to €48.8 million in the same period 2016.

Share-based compensation expense for the second quarter of 2016 included an effect related to Expedia, Inc.’s exercise of a call right with respect to certain shares held by trivago employees which were originally awarded in prior years in the form of share-based options pursuant to the trivago employee option plan and subsequently exercised by such employees. Expedia, Inc. elected to exercise its call right at a premium to fair value, the aggregate payment of which, €62.5 million, was recorded as a Contribution from Parent in Members’ Equity. Expedia, Inc.’s exercise resulted in an incremental share-based compensation charge of €43.7 million in the second quarter of 2016 pursuant to liability award treatment. The differential between settlement amount and the incremental share-based compensation charge reflects share-based compensation expense recorded on these awards in previous periods. For the six months ended June 30, 2016, €48.1 million expense was due to the mark-to-market treatment of certain shares pursuant to liability award treatment. For the six months ended June 30, 2017, there was no expense related to liability award treatment as all existing awards at the time of the IPO in December 2016 and all new awards granted subsequent to the IPO are accounted for as equity-classified awards.

Cost of revenue
Cost of revenue was €1.4 million in the second quarter of 2017, which remained unchanged year-over-year, and increased by €0.4 million in the six months ended June 30, 2017, or by 19% compared to the same period 2016. Cost of revenue in both periods reflects the growth of our business as we continue to make investments to reach scale, and was offset by decreases in share-based compensation. Cost of revenue includes data center and server costs as well as user support functions.

Selling and marketing
In the second quarter of 2017, selling and marketing expense grew to €275.3 million, of which €260.1 million, or 94%, was advertising expense. The increase was driven by higher advertising spend across all regions with €99.4 million, €97.3 million and €63.4 million spent in Americas, Developed Europe and RoW, respectively, compared to €61.0 million, €65.1 million and €28.3 million, respectively, spent in the second quarter of 2016. Selling and marketing expense was 92% of revenues in the second quarter of 2017, up from 87% in the first quarter of 2017 as net income from the first quarter was reinvested into TV and performance marketing in Developed Europe to contribute to revenue growth in that segment. This led to stronger advertising expense growth than revenue growth in that segment, reflected by a decline in the return on advertising spend (ROAS) in the second quarter of 2017, as compared to the same period in 2016.

For the six months ended June 30, 2017, selling and marketing expense increased to €506.8 million, or 62% compared to the same period 2016, of which €479.1 million, or 95% was advertising expense. This increase was also driven by higher advertising spend across all regions. Selling and marketing expense was 90% of revenues in the six months ended June 30, 2017, slightly down from the same period in 2016. This reflected the improvement in ROAS in the first quarter of 2017, which was largely offset by the effect on ROAS in the second quarter of 2017 from the investment in TV and performance marketing in Developed Europe described above.

Technology and content
For the second quarter of 2017, total technology and content expense decreased by €9.9 million, or 43% period over period, and for the six months ended June 30, 2017, decreased by €5.8 million, or 19% period over period. These changes were driven by decreases in share-based compensation, partly offset by increases in personnel costs as the company continues to grow its headcount and make investments in content expansion.

In the second quarter of 2017, €13.0 million of technology and content expense included €1.0 million of share-based compensation and €0.4 million of depreciation of internal-use software and website development, compared to €14.8 million and €0.2 million in the second quarter of 2016, respectively. In the first six months of 2017, €24.7 million of technology and content expense included €2.0 million of share-based compensation and €0.8 million of depreciation of internal-use software and website development, compared to €14.8 million and €0.4 million in the six months ended June 30, 2016, respectively.

General and administrative
For the second quarter of 2017, general and administrative expense decreased by €18.5 million, or 62% period over period, and for the six months ended June 30, 2017, decreased by €13.9 million, or 41% period over period. These decreases were driven by declines in share-based compensation, partly offset by increases in personnel and recruiting costs and professional fees and other.

Share-based compensation was €2.1 million in the second quarter of 2017, compared to €23.8 million in the second quarter of 2016. Share-based compensation was €3.4 million in the six months ended June 30, 2017 compared to €23.8 million in the same period in 2016.

The company continued to build up internal expertise in the finance, legal and internal audit departments. Personnel and recruiting costs increased by €1.6 million in the second quarter of 2017 and by €3.1 million in the six months ended June 30, 2017, in each case as compared to the same period in 2016.

Professional fees and other in the second quarter of 2017 increased by €2.5 million, and by €5.0 million in the six months ended June 30, 2017, compared to the respective period in 2016. A significant portion of the increase is due to additional costs incurred as a publicly-traded company and expenses incurred in connection with the anticipated post-IPO merger of trivago GmbH and trivago N.V. As we are incurring such professional services directly, the related party shared service fee expense from Expedia decreased by €0.9 million in the second quarter of 2017 and by €1.5 million in the six months ended June 30, 2017, compared to the same period in 2016.

We are planning to move into our new campus in 2018. The contractual lease agreements triggered build-to-suit treatment under U.S. GAAP. We have bifurcated our lease payments pursuant to the premises into a portion that is allocated to the building (a reduction to the financing obligation) and a portion that is allocated to the land on which the building was constructed. The portion of the lease obligations allocated to the land is treated as an operating lease that commenced in July 2015. For the quarter ended June 30, 2017, we recorded €0.4 million of non-cash land rent expense in connection with this lease, unchanged compared to the same period in 2016.

Amortization of intangible assets
Amortization of intangible assets was €0.4 million in the second quarter of 2017, compared to €2.5 million in the second quarter of 2016 and was €2.4 million in the six months ended June 30, 2017, compared to €8.8 million in the same period in 2016. These amortization costs relate predominantly to intangible assets recognized by Expedia, Inc. upon the acquisition of a majority stake in trivago in 2013, which were allocated to trivago. The amortization expense decreased as some of these intangible assets reached the end of their useful lives.

Net income (loss) attributable to trivago and Adjusted EBITDA(1) (€ millions)

	Three Months Ended June 30,			Six months ended June 30,
	2017	2016	Δ€	2017	2016	Δ€
Operating income (loss)	(3.0)	(50.0)	47.0	9.5	(49.7)	59.2
Other income (loss)
Interest expense	(0.0)	(0.1)	0.1	(0.0)	(0.1)	0.1
Other, net	(0.1)	0.2	(0.3)	(0.2)	0.2	(0.4)
Total other income (expense), net	(0.1)	0.1	(0.2)	(0.2)	0.1	(0.3)

Income (loss) before income taxes	(3.1)	(49.9)	46.8	9.3	(49.6)	58.9
Expense (benefit) for income taxes	0.3	(0.0)	0.3	5.0	0.4	4,6
Net income (loss)	(3.4)	(49.9)	46.5	4.3	(50.0)	54.3

Net (income) loss attributable to noncontrolling interests	1.1	0.2	0.9	(1.3)	0.3	(1.6)
Net income (loss) attributable to trivago N.V.	(2.3)	(49.7)	47.4	2.9	(49.7)	52.6

Adjusted EBITDA	3.2	2.3	0.9	22.5	10.0	12.5

Note: Some figures may not add due to rounding.
n.m. - not meaningful
(1) Adjusted EBITDA is a non-GAAP measure. See pages 18-19 herein for a description and reconciliation to the corresponding GAAP measure.

Net income attributable to trivago N.V. was €(2.3) million in the second quarter of 2017 and €2.9 million in the six months ended June 30, 2017. Adjusted EBITDA increased by €0.9 million to €3.2 million in the second quarter of 2017, compared to the second quarter of 2016, or 39% period over period. In the six months ended June 30, 2017, Adjusted EBITDA increased by €12.5 million to €22.5 million, or 125% compared to the same period in 2016. The increase in Adjusted EBITDA reflects the increasing scale of the business and an improvement in marketing efficiency.

Income taxes
Income tax expense was €0.3 million in the second quarter of 2017, compared to nil in the second quarter of 2016. The total weighted average tax rate was 30%, which is primarily driven by the German statutory rate of approximately 31%. The slightly lower rate is due to permanent differences in Germany. Our effective tax rate was (10)% due to share-based compensation expenses, which are non-deductible for tax purposes.

In the six months ended June 30, 2017, income tax expense was €5.0 million compared to €0.4 million in the same period in 2016. Our effective tax rate was 54% compared to (0.7)% for the respective periods. This is mainly due to the operating income generated in the six months ended June 30, 2017 versus an operating loss in the same period in 2016, and the effect of non-deductible share-based compensation.

Balance sheet, cash flows and capitalization
Cash, cash equivalents and restricted cash were €217.2 million as of June 30, 2017, compared to €228.2 million as of December 31, 2016. The decrease was mainly driven by accounts receivable increasing more than accounts payable in the first half of 2017. Accounts receivable increased by €90.1 million, or 169%, as of June 30, 2017 compared to December 31, 2016, driven by a standardization of related party payment terms, which delayed our receipt of related party revenue until after month-end close, and by strong revenue growth of €129.1 million, or 76%, in the second quarter of 2017 compared to the fourth quarter of 2016. The increase in our receivables also reflected seasonal fluctuations in the demand for our services, in particular as a result of seasonally lower patterns in travel bookings during the holiday season in December 2016.

Accounts payable increased by €67.5 million, or 169%, as of June 30, 2017 compared to December 31, 2016, due to the seasonal ramp-up in advertising expenses, which increased by €135.8 million, or 109%, in the second quarter of 2017 compared to the fourth quarter of 2016. As a result, our current ratio decreased from 4.8 at the end of the fourth quarter of 2016 to 2.8 at the end of the second quarter of 2017.
Our plan to move into a newly leased campus building in Düsseldorf's media harbor results in a steadily increasing capitalization on the balance sheet of capital lease costs, amounting to €58.1 million as of June 30, 2017 compared to €35.7 million as of December 31, 2016.

trivago N.V. Condensed consolidated balance sheets
(€ thousands, except share data) (unaudited)

ASSETS	As of June 30, 2017	As of December 31, 2016
Current assets:
Cash and cash equivalents	€214,839	€227,298
Restricted cash	2,357	884
Accounts receivable, less allowance of €264 and €152 at June 30, 2017 and December 31, 2016, respectively	77,546	36,658
Accounts receivable, related party	65,682	16,505
Prepaid expenses and other current assets	14,099	11,529
Total current assets	374,523	292,874

Property and equipment, net	72,911	46,862
Other long-term assets	983	955
Intangible assets, net	173,721	176,052
Goodwill	490,466	490,503
TOTAL ASSETS	€1,112,604	€1,007,246

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	€107,437	€39,965
Income taxes payable	6,229	3,433
Deferred revenue	7,705	5,078
Accrued expenses and other current liabilities	12,968	12,627
Total current liabilities	134,339	61,103

Deferred income taxes	52,223	53,156
Other long-term liabilities	61,994	38,565
Redeemable noncontrolling interests	373	351

Stockholders’ equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 30,247,059 and 30,026,635 shares issued and outstanding as of June 30, 2017 and December 31, 2016, respectively	1,815	1,802
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 209,008,088 shares issued and outstanding as of June 30, 2017 and December 31, 2016, respectively	125,405	125,405
Reserves	589,962	584,667
Contribution from parent	122,200	122,200
Accumulated other comprehensive income (loss)	(13)	21
Retained earnings (accumulated deficit)	(176,879)	(179,837)
Total stockholders’ equity attributable to trivago N.V.	662,490	654,258
Noncontrolling interest	201,185	199,813
Total stockholders' equity	863,675	854,071
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€1,112,604	€1,007,246

trivago N.V. Condensed consolidated statements of operations
(thousands, except per share data) (unaudited)

	Three months ended		Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Revenue	€198,190	€120,827	€368,071	€222,156
Revenue from related party	100,146	58,162	197,909	116,184
Total revenue	298,336	178,989	565,980	338,340

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)(2)(3)	1,411	1,382	2,509	2,097
Selling and marketing (1)	275,325	172,539	506,780	312,651
Technology and content, including related party (1)(3)	12,984	22,870	24,699	30,510
General and administrative, including related party (1)(3)	11,202	29,663	20,071	34,003
Amortization of intangible assets	388	2,527	2,386	8,803
Operating income (loss)	(2,974)	(49,992)	9,535	(49,724)

Other income (expense)
Interest expense	(27)	(59)	(31)	(86)
Other, net	(65)	152	(210)	188
Total other income (expense), net	(92)	93	(241)	102

Income (loss) before income taxes	(3,066)	(49,899)	9,294	(49,622)
Provision (benefit) for income taxes	319	(31)	5,021	354
Net income (loss)	(3,385)	(49,868)	4,273	(49,976)
Net (income) loss attributable to noncontrolling interests	1,108	160	(1,315)	251
Net income (loss) attributable to trivago N.V.	€(2,277)	€(49,708)	€2,958	€(49,725)
Earnings per share attributable to trivago N.V. available to common stockholders (4):
Basic	€(0.01)	—	€0.01	—
Diluted	€(0.01)	—	€0.01	—
Shares used in computing earnings per share:
Basic	239,197	—	239,137	—
Diluted	239,197	—	245,034	—
(1) Includes share-based compensation as follows:
Cost of revenue	€39	€707	€52	€711
Selling and marketing	911	9,286	1,890	9,483
Technology and content, net of capitalized internal-use software and website development costs	1,036	14,811	2,040	14,792
General and administrative	2,125	23,842	3,433	23,849
(2) Amortization of internal use software and website development costs included in Technology and content is as follows:

Amortization of acquired technology included in amortization of intangible assets	—	—	—	€3,750
Amortization of internal use software and website development costs included in technology and content	419	242	799	429
(3) Includes related party expense as follows:
Cost of revenue	€17	—	€33	—
Technology and content	76	—	129	—
General and administrative	12	914	91	1,708
(4) Represents earnings per share of Class A and Class B common stock and weighted-average shares of Class A and Class B common stock outstanding for the period from January 1, 2017 through June 31, 2017, the period following the capitalization of the parent company and IPO.

trivago N.V. Condensed consolidated statements of cash flows
(€ thousands) (unaudited)

	Three months ended		Six months ended June 30,
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Operating activities:
Net income (loss)	€(3,385)	€(49,868)	€4,273	€(49,976)
Adjustments to reconcile net loss to net cash used:
Depreciation (property and equipment and internal-use software and website development)	1,655	1,118	3,130	2,069
Amortization of intangible assets	388	2,527	2,386	8,803
Share-based compensation	4,111	48,646	7,415	48,835
Deferred income taxes	245	(834)	(933)	(2,293)
Foreign exchange (gain) loss	58	(176)	134	(229)
Bad debt expense	83	982	112	837
Non-cash charge, contribution from Parent	—	914	—	1,708
Changes in operating assets and liabilities:
Restricted cash	(1,473)	(75)	(1,473)	(95)
Accounts receivable, including related party	(28,061)	(3,558)	(89,988)	(35,147)
Prepaid expense and other assets	(3,675)	379	(2,643)	(1,313)
Accounts payable	30,844	13,166	66,529	32,936
Accrued expenses and other liabilities	2,252	732	3,536	374
Deferred revenue	158	695	2,627	941
Taxes payable/receivable, net	(1,112)	658	2,796	2,219
Net cash (used in)/ provided by operating activities	2,088	15,306	(2,099)	9,669

Investing activities:
Capital expenditures, including internal-use software and website development	(3,179)	(1,977)	(5,537)	(4,785)
Net cash used in investing activities	(3,179)	(1,977)	(5,537)	(4,785)

Financing activities:
Payments of initial public offering costs	—	—	(4,038)	—
Dividends paid to NCI	—	—	(158)	—
Payment on credit facility	—	(10,000)	—	(10,000)
Net cash used in financing activities	0	(10,000)	(4,196)	(10,000)

Effect of exchange rate changes on cash	(606)	21	(627)	(131)
Net increase (decrease) in cash and cash equivalents restricted cash	(1,697)	3,351	(12,459)	(5,247)
Cash and cash equivalents at beginning of the period	216,536	8,958	227,298	17,556

Cash and cash equivalents at end of the period	€214,839	€12,309	€214,839	€12,309
Supplemental cash flow information:
Cash paid for interest	—	77	2	110
Cash paid for taxes	1,062	131	3,034	322
Non-cash investing and financing activities:
Fixed assets-related payable	1,379	86	1,379	86
Capitalization of construction in process related to build-to-suit lease	15,160	8,258	22,372	13,282
Extinguishment of loan to members through contribution from Parent in members’ equity	—	7,129	—	7,129
Extinguishment of loan from related party through members’ liability	—	7,129	—	7,129

We have reclassified certain amounts related to our prior period results to conform to current period presentation.

Earnings per Share and Ownership of the Company
Basic and diluted earnings per share of common stock is computed by dividing net income attributable to trivago N.V., after adjusting for noncontrolling interest, by the weighted average number of Class A and Class B shares outstanding during the period.

The following table presents our basic and diluted earnings per share:

	Three months ended June 30, 2017	Six months ended June 30, 2017
	(thousands, except per share data)
Numerator
Net income (loss)	(3,385)	4,273
Less: net income (loss) attributable to noncontrolling interest	1,108	(1,315)
Net income (loss) attributable to trivago N.V.	(2,277)	2,958
Denominator
Weighted average number of common shares:
Basic	239,197	239,137
Diluted	239,197	245,034
Net income (loss) per share attributable to common stockholders of trivago N.V.:
Basic	€(0.01)	€0.01
Diluted	€(0.01)	€0.01

The ownership of trivago N.V. as of June 30, 2017, is as follows:

	Class A shares	Class B shares	Total
Free float	30,247,059	—	30,247,059
Expedia	—	209,008,088	209,008,088
Total	30,247,059	209,008,088	239,255,147

	Class A shares in %	Class B shares in %	Total
Public	12.6%	0.0%	12.6%
Expedia	0.0%	87.4%	87.4%
Total	12.6%	87.4%	100.0%

Assuming the planned corporate reorganization, pursuant to which trivago GmbH will be merged with and into trivago N.V., would have been consummated as of June 30, 2017, the ownership of trivago N.V. would be as set forth in the table below. For further information regarding our planned corporate reorganization, refer to our annual report on Form 20-F for the year ended December 31, 2016, Item 4C, and our current report on Form 6-K filed with the Securities and Exchange Commission on July 19, 2017.

	Class A shares	Class B shares	Total
Founders Collectively	—	110,791,880	110,791,880
Public	30,247,059	—	30,247,059
Expedia	—	209,008,088	209,008,088
Total	30,247,059	319,799,968	350,047,027

	Class A shares in %	Class B shares in %	Total
Founders Collectively	0.0%	31.7%	31.7%
Public	8.6%	0.0%	8.6%
Expedia	0.0%	59.7%	59.7%
Total	8.6%	91.4%	100.0%

trivago N.V. Key Metrics

•
The following metrics are intended as a supplement to the financial information found in this release and the financial statements included in our filings with the Securities and Exchange Commission (SEC). In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the Securities and Exchange Commission (the "SEC") and our most recent financial statements filed with the SEC.

•
We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

•	These metrics do not include adjustments for one-time items, acquisitions, foreign exchange or other adjustments.

•	Some numbers may not add due to rounding.

	Three months ended June 30,		Six months ended June 30,
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
ROAS by segment
Americas	116.6%	113.5%	117.2%	114.5%
Developed Europe	124.0%	127.8%	130.7%	131.7%
Rest of World	92.3%	87.2%	94.1%	87.5%
Total	113.4%	114.7%	116.7%	117.0%
QR by segment (in millions)
Americas	52.0	33.3	107.5	66.9
Developed Europe	82.1	60.6	155.7	115.1
Rest of World	62.4	29.4	110.6	51.8
Total	196.4	123.3	373.6	233.8
RPQR by segment
Americas	€2.23	€2.08	€2.03	€1.90
Developed Europe	1.47	1.37	1.50	1.41
Rest of World	0.94	0.84	0.97	0.89
Total	€1.50	€1.44	€1.50	€1.43

Notes & Definitions:
ROAS : The ratio of our referral revenue to our advertising expenses, or return on advertising spend. We invest in multiple marketing channels, such as TV, out-of-home advertising, radio, search engine marketing, display and affiliate marketing, email marketing, social media, online video, mobile app marketing and content marketing.
QR : We define a qualified referral as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple hotel offers in our search results in a given day, they count as multiple referrals, but as only one qualified referral.
RPQR: We use average revenue per qualified referral, to measure how effectively we convert qualified referrals to revenue. RPQR is calculated as referral revenue divided by the total number of qualified referrals in a given period.
Referral Revenue: We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click, or CPC, basis.

Segment Information
Beginning in the second quarter of 2016, management identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. Our Americas segment is currently comprised of Argentina, Brazil, Canada, Chile, Columbia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries, the most significant by revenue of which are Australia, Hong Kong, Japan, New Zealand and Poland.

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We define adjusted EBITDA as net income (loss) plus:

1.	provision (benefit) for income taxes,

2.	total other (income) expense, net,

3.	depreciation of property and equipment, including amortization of internal use software and website development

4.	amortization of intangible assets, and

5.	share-based compensation

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation.

We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods. Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net loss. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•	Other companies, including companies in our own industry, may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Tabular Reconciliations for Non-GAAP Measures

Adjusted EBITDA (Adjusted Earnings Before Interest, Taxes, Depreciation & Amortization)

	Three months ended		Six Months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
(€ millions)
Net income (loss)	(3.4)	(49.9)	4.3	(50.0)
Provision (benefit) for income taxes	0.3	(0.0)	5.0	0.4
Income (loss) before income taxes	(3.1)	(49.9)	9.3	(49.6)
Interest expense	0.0	0.1	0.0	0.1
Other, net	0.1	(0.2)	0.2	(0.2)
Operating income	(3.0)	(50.0)	9.5	(49.7)
Depreciation	1.7	1.1	3.2	2.1
Amortization of intangible assets	0.4	2.5	2.4	8.8
EBITDA	(0.9)	(46.3)	15.1	(38.9)
Share-based compensation	4.1	48.6	7.4	48.8
Adjusted EBITDA	3.2	2.3	22.5	10.0

Note: Some figures may not add due to rounding.

Conference Call

trivago N.V. will webcast a conference call to discuss second quarter 2017 financial results and certain forward-looking information on Friday, August 4, 2017 at 8:00 a.m. Eastern Time (ET). The webcast will be open to the public and available via http://ir.trivago.com. trivago N.V. expects to maintain access to the webcast on the IR website for at least three months subsequent to the initial broadcast.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of August 4, 2017 and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business.
Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:

•	our ability to effectively manage our growth;

•	global political and economic instability and other events beyond our control;

•	increasing competition and consolidation in our industry;

•	our advertiser concentration;

•	our ability to maintain and increase our brand awareness;

•	our ability to maintain and/or expand relationships with, and develop new relationships with, hotel chains and independent hotels as well as OTAs;

•	our reliance on search engines, which may change their algorithms;

•	our reliance on technology;

•	the effect of the corporate reorganization;

•	our material weakness in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting;

•	our ability to attract, train and retain executives and other qualified employees;

•	our entrepreneurial culture and decentralized decision making;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's annual report on Form 20-F for the year ended December 31, 2016. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this release, whether as a result of new information, future events or otherwise.

About trivago N.V.
trivago N.V. (NASDAQ: TRVG) is a global hotel search platform. Our mission is to “be the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate.” We are focused on reshaping the way travelers search for and compare hotels, while enabling hotel advertisers to grow their businesses by providing access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their hotel search and providing access to a deep supply of hotel information and prices.

Contacts
Investor Relations                 Communications
ir@trivago.com                     corporate.communication@trivago.com